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File No. 038284-0001

October 15, 2004

VIA EDGAR AND VIA HAND DELIVERY

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.
Amendment No. 3 to Registration Statement on Form S-11 Filed October 15, 2004
File No. 333-117865

Dear Ms. Wolff:

On behalf of Digital Realty Trust, Inc. (the “Company”), enclosed herewith is Amendment No. 3 to the Company’s Registration Statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission on October 15, 2004. The primary purpose for filing the Amendment was to reflect a new secured loan commitment received by the Company on October 14, 2004 with respect to the Univision Tower property. The Company also made minor corrections and filed additional material contracts.

Please do not hesitate to contact me by telephone at (213) 891-8371 or Keith Benson at (415) 646-8307 with any questions or comments regarding this correspondence.

Very truly yours,

/s/    JULIAN KLEINDORFER

Julian Kleindorfer

of LATHAM & WATKINS LLP

Enclosures

cc:	John J. Huber, Latham & Watkins LLP
Michael McTiernan, Esq., United States Securities and Exchange Commission
Michael F. Foust, Digital Realty Trust, Inc.